SODEXHO ALLIANCE, SA

July 25, 2006

Re:	Sodexho Alliance, SA
Form 20-F for the year ended August 31, 2005
Filed February 24, 2006
File No. 1-31274

Linda van Doorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0609

Dear Ms. van Doorn:

     Thank you very much for your letter dated June 29, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended August 31, 2005 of Sodexho Alliance, SA (the “Company”).

     Please find below our responses to the Staff’s comments. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter. Our response follows each comment.

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Notes to the Consolidated Financial Statements

Note 1. Significant Accounting Policies and Related Financial Information

Earnings per Share, page F-7

1.	We note that for fiscal years 2005 and 2004 earnings per share and diluted earnings per share was the same amount, despite 5,996,468 and 5,669,293 options outstanding on August 31, 2005 and 2004, respectively. Please advise us why these options have been excluded from the calculation of diluted earnings per share as determined under French GAAP and U.S. GAAP. We may have further comment.

     Response:

     We note the Staff’s comment. The Company’s average share price for fiscal 2005 and 2004 was 23.41 euro and 24.28 euro, respectively. The exercise price for the majority of the Company’s stock options outstanding during those same periods was higher than the average share price for each of the Company’s last two fiscal years, rendering most of the Company’s outstanding stock options anti-dilutive in those fiscal years for U.S. GAAP purposes. The incremental shares issuable upon assumed exercise of all potentially dilutive outstanding stock options (determined by applying the treasury share method) were 222,786 shares and 258,437 shares (0.14% and 0.17% of the total weighted average shares outstanding) in fiscal 2005 and 2004, respectively. Given the facts explained above, as reported, both basic and diluted earnings per share, as determined in accordance with U.S. GAAP, were the same amount for fiscal 2005 and also for fiscal 2004.

     The Company will revise its U.S. GAAP disclosure of the number of shares used to compute diluted earnings per share under U.S. GAAP to include the dilutive effect of these stock options in the Form 20-F to be filed for the year ended August 31, 2006.

     For information, weighted average shares outstanding would have needed to increase by approximately 1 million shares and 0.5 million shares in U.S. GAAP in fiscal 2005 and 2004, respectively, in order to result in a 0.01 euro decrease in earnings per share.

Exhibit 12

2.	The certifications filed as Exhibit 12.1 and 12.2 to your Form 20-F are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 20-F that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in paragraph 12 of Instructions as to Exhibits of Form 20- F. In addition, please remove reference to the title of the certifying officer in the first line as the certifications are required to be made in a personal capacity.

     Response:

     We note the Staff’s comment. Accordingly, an amended Form 20-F was filed on July 24, 2006.

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     The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sian Herbert-Jones

Sian Herbert-Jones
Chief Financial Officer

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